SEC 06003174 IISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Technology Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville St.
(No. and Street)

Greenwich	Connecticut	06831-3680
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder 203-532-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Curt Snyder____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____American Technology Research, Inc.____, as of ____________________________December 31, 2005______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________________No Exceptions____

____

____

____
Signature

______________ President ______________
Title

____
Notary Public

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct.31, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Technology Research, Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2005

Index

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–10
Supplemental Schedules	
Schedule I – Computation of Net Capital Under Rule 15c3-1	11–12
Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	13

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholders of
American Technology Research, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of American Technology Research, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2006

American Technology Research, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 5,720,348
Receivable from clearing broker	3,069,274
Investments, at estimated fair value	552,313
Furniture and fixtures, computer equipment, and leasehold improvements, net of accumulated depreciation and amortization of $417,958	348,196
Prepaid expenses and other	677,696
Total assets	$ 10,367,827
Liabilities and Stockholders' Equity	
Accrued incentive compensation	$ 3,445,641
Accrued expenses and other liabilities	523,878
Total liabilities	3,969,519
Stockholders' equity	
Common stock ($.01 par value: 20,000 shares authorized; 1,606 shares issued and outstanding)	16
Additional paid-in-capital	970,866
Retained earnings	5,427,426
Total stockholders' equity	6,398,308
Total liabilities and stockholders' equity	$ 10,367,827

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Income
Year Ended December 31, 2005

Revenues	
Commissions	$ 15,035,108
Hard dollar research fees	925,914
Interest	192,512
Brokerage rebates	132,900
Gain on investments, net	116,481
Total revenues	16,402,915
Business related costs	
Floor brokerage	890,227
Clearance	277,453
Other	295,662
Total business related costs	1,463,342
Net revenue	14,939,573
Expenses	
Employee compensation and benefits	10,361,892
Data processing and market data	1,219,803
Travel and entertainment	593,422
Occupancy	357,524
Professional	214,068
Telephone	196,698
Depreciation and amortization	219,653
Dues and subscriptions	531,740
Other	454,824
Total expenses	14,149,624
Net income before provision for income taxes	789,949
Provision for income taxes	366,397
Net income	$ 423,552

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 18	$ 1,869,920	$ 5,003,874	$ 6,873,812
Issuance of stock	1	377,991	-	377,992
Redemption of stock	(3)	(1,312,405)	-	(1,312,408)
Incentive stock option - tax benefit of disqualifying dispositions	-	35,360	-	35,360
Net income			423,552	423,552
Balance, December 31, 2005	$ 16	$ 970,866	$ 5,427,426	$ 6,398,308

The accompanying notes are an integral part of these financial statements.

American Technology Research, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 423,552
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	(56,213)
Depreciation and amortization	219,653
Unrealized gain on investments	(52,313)
(Increase) decrease in operating assets	
Receivable from clearing broker	(1,414,935)
Prepaid expenses and other	115,776
Increase (decrease) in operating liabilities	
Accrued incentive compensation	(692,622)
Accrued expenses and other liabilities	73,793
Net cash used in operating activities	(1,383,309)
Cash flows from investing activities	
Acquisition of furniture and fixtures, computer equipment, and leasehold improvements	(97,939)
Purchases of investments	(500,000)
Net cash used by investing activities	(597,939)
Cash flows from financing activities	
Issuances of stock	377,991
Redemptions of stock	(1,312,405)
Net cash used in financing activities	(934,414)
Net decrease in cash and cash equivalents	(2,915,662)
Cash and cash equivalents	
Beginning of year	8,636,010
End of year	$ 5,720,348
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 359,500
Reduction of income taxes payable and increase in additional paid in caiptal related to disqualifying option dispositions	$ 35,360

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Operations

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), with expertise in the information technology sector. The Company executes exchange listed and over-the-counter securities transactions on an agency capacity and clears on a fully disclosed basis through Bear Stearns Securities Corporation ("Clearing Broker").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include a money market investment which is payable on demand and held at the Company's Clearing Broker.

Receivable from Clearing Broker

Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of an agreement, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

Depreciation and Amortization

Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

Revenues

Securities transactions are recorded on a trade-date basis. Commissions and brokerage rebates are recorded as earned on a trade date basis. Hard dollar and syndicate designation revenues are recorded when earned.

Income Taxes

The Company files U.S. Federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which require the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments, at Estimated Fair Value
The Company's investments in investment partnership's are carried at estimated fair value based on the general partners' reports on fair value at December 31, 2005. The investment partnership's hold U.S. equities and are valued at closing prices by the general partners of the individual partnerships. The Company records realized and unrealized gains on such investments on a trade date basis, and records such income in gain on investments, net, in the statement of income.

Stock Incentive Plan
The Company applies APB Opinion No. 25 in accounting for its incentive stock options. The option strike prices equal book value at date of grant; accordingly, no compensation costs for either accounting or tax purposes are recognized related to option issuance or option exercise.

During the year, the Company recorded a tax benefit of $35,360 related to disqualifying dispositions of incentive stock options by employees. A disqualifying disposition of an incentive stock option occurs if an employee does not hold the shares for the minimum holding period that is required by the Internal Revenue Code. The Company records a tax deduction upon a disqualifying disposition equal to the intrinsic value of the option on the date of the disqualifying disposition. To the extent the tax deduction exceeds the cumulative book compensation cost of the options (which is zero for the Company), the tax benefit of the deduction is credited to additional paid in capital.

Use of Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Guarantor's Accounting and Disclosure for Guarantees
The Financial Accounting Standard Board issued interpretations No. 45 *Guarantor's Accounting and Disclosure for Guarantees,* requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantee is not material.

Accounting Developments
In December 2004, the Financial Accounting Standards Board ("FASB") substantially revised the accounting and reporting requirements for stock-based compensation. The revisions will now require compensation cost for the fair value of employee stock-based compensation to be recognized in the financial statements, with the result of decreasing income. The FASB issued Statement No. 123, which was revised in December 2004, *Share-Based Payment*. The accounting is effective for the Company beginning in 2006. The Company has not determined the effect of adopting the FASB's *Share-Based Payment* accounting and financial reporting standard, but expects that its adoption will have a material effect on financial statements of the Company.

3. Furniture and Fixtures, Computer Equipment and Leasehold Improvements

At December 31, 2005 balances are composed of the following:

Computer equipment (net of depreciation of $306,581)	$ 162,981
Furniture and fixtures (net of depreciation of $80,294)	86,945
Leasehold improvements (net of amortization of $31,083)	98,270
	$ 348,196

4. Income Taxes

At December 31, 2005, the Company's income tax provision includes:

Current	
State	$ 47,058
U.S. Federal	375,552
	422,610
Deferred	
State	(2,811)
Federal	(53,402)
	(56,213)
	$ 366,397

The Company's effective U.S. Federal income tax rate differs from the U.S. federal statutory rate due to the non-deductibility of certain expenses, offset by the benefit of deducting state income taxes.

Deferred income taxes result from temporary differences related to the treatment of organizational costs for tax purposes and depreciation methods used for tax purposes (including bonus depreciation) which differ from methods used for accounting purposes. Deferred tax assets of approximately $10,900 related to organizational costs are included in prepaid expenses and other assets, and deferred tax liabilities of approximately $41,100 related to depreciation are included in accrued expenses and other liabilities.

During 2005, the Company recorded a tax benefit of $35,360 to additional paid in capital related to disqualifying dispositions of incentive stock options.

5. Employee Benefit Plans

The Company maintains a 401(k) plan (the "Plan") for the benefit of its full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees. The Company's contribution of approximately $223,700 to the Plan for the year ended December 31, 2005 is included in employee compensation and benefits.

The Company established a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), non-qualified stock options ("NQSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2005, incentive stock options were approved by the Company's Board of Directors and granted to certain eligible plan participants.

Options vest 25% annually beginning with the one year anniversary of the date of grant. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for the Plan. Accordingly, no compensation costs have been recognized for the issuance of the incentive stock options.

In 2002, options for 237 shares at a strike price of $1,800 were issued. In 2003, options for 436 shares with strike prices ranging from $2,100 to $2,300 were issued. In 2004, options for 923 shares with strike prices ranging from $2,471 to $3,483 were issued. In 2005, options for 482 shares with strike prices ranging from $3,238 to $3,668 were issued.

The Plan activity is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Outstanding, December 31, 2003	648	2,067	8.28
Granted	923	2,958	
Forfeited	(88)	2,191	
Exercised	(13)	2,300	
Outstanding, December 31, 2004	1,470	2,763	8.06
Granted	482	3,419	
Forfeited	(525)	2,749	
Exercised	(150)	2,088	
Outstanding, December 31, 2005	1,277		9.09

As of December 31, 2005, there were 256 options exercisable at a weighted average exercise price of $2,657.

The weighted average fair value of options granted during the year ended December 31, 2005 was $1,279 per option. The fair value of the 2005 option grants approximated $530,000. The fair value of each option is estimated, as of its respective grant date, using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rates	3.82% to 4.6%
Expected volatility	20.0%
Dividend yield	0 %
Expected life (average)	8.6%

6. Commitments

The Company leases office space under two non-cancelable operating leases which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to operating expenses increases. The Company leases office space in Greenwich, CT, which commenced on August 1, 2003, and in San Francisco, CA, which commenced on September 1, 2002. The Company has incurred rent expense of $326,089, which is included as

occupancy expense on the statement of income. The Company has deposits of $98,313 related to these leases which are included in prepaid expenses and other assets on the statement of financial condition. The Company is contingently liable under a letter of credit related to one lease of approximately $52,000.

Future minimum rental commitments under the office leases are as follows:

Year ended December 31,	
2006	$ 339,913
2007	353,586
2008	283,866
2009	168,289
2010	143,151
	$ 1,288,805

7. Regulatory Requirements

As a broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and 15 to 1 thereafter. At December 31, 2005, the Company had net capital of $4,715,569 which was $4,450,802 in excess of its required net capital of $264,767. The Company's aggregate indebtedness to net capital ratio was .94 to 1 at December 31, 2005.

The Company is except under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).

American Technology Research, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

1. Total members' capital		$ 6,398,308
2. Deduct, members' capital not allowable for net capital		-
3. Total members' capital qualified for net capital		6,398,308
4. Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		6,398,308
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition (Deposits, other assets, furniture, computer equipment and leasehold improvements)	$ 1,578,205	1,578,205
B. Secured demand note delinquency		
C. Commodity futures contracts and spot commodities--proprietary capital charges		
D. Other deductions and/or charges		-
Total deductions and/or charges		1,578,205
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		$ 4,820,103

9. Haircuts on securities	
A. Contractual securities commitments	$ -
B. Subordinated securities borrowings	
C. Trading and investment securities:	
1. Exempted securities	
2. Debt securities	
3. Options	
4. Other securities	104,534
D. Undue concentration	
E. Other	-
	104,534
10. Net capital	$ 4,715,569

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$ 3,969,519
Net capital requirement, based on the greater of $50,000 or 6 2/3% of aggregate indebtedness	$ 264,767
Excess net capital	$ 4,450,802
Ratio of aggregate indebtedness to net capital	.94 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of December 31, 2005.

American Technology Research, Inc.

Schedule II - Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers.